Exhibit 23.1

                Consent of Independent Accountants

The Board of Directors
Highlands Insurance Group, Inc.


          We consent to the incorporation by reference in this Registration Statement on Form S-3 of Highlands Insurance Group, Inc. of our report dated March 26, 1999, with respect to the consolidated balance sheets of Highlands Insurance Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, comprehensive income and cash flows and related schedules for each of the years in the three-year period ended December 31, 1998, which report appears in the December 31, 1998 Annual Report on Form 10-K of Highlands Insurance Group, Inc. and to the reference to our Firm under the heading "Experts" in the prospectus.



                                   /s/ KPMG LLP


June 29, 1999
Houston, Texas